November 2, 2011

Via Edgar

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

RE:	DURECT Corporation
Form 10-K for the Year Ended December 31, 2010
Filed March 3, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 5, 2011
File No. 0-31615

Dear Mr. Rosenberg:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated October 7, 2011 in connection with the Form 10-K for the period ended December 31, 2010 and the Form 10-Q for the period ended June 30, 2011 of DURECT Corporation (the “Company”). The response below is preceded by the Staff’s comment.

1.	We acknowledge your response to our comment one indicating that you have agreements with over 50 individual milestones. ASC 605-28-50, nevertheless, requires disclosure of a description of each milestone and related contingent consideration. As previously requested, please provide us proposed disclosure of your milestones. If you believe some form of summarization in the disclosure would comply with this disclosure requirement in all material respects, please provide it to us. In order to evaluate your summarization, separately provide us a listing by contract of each of your discrete milestones showing, for each milestone, the amount and event that triggers its receipt.

Response:

We believe that a summarization of each of the agreement milestones in the categories of: (i) development-based milestones, and (ii) sales-based milestones would comply in all material respects

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

November 2, 2011

with the requirements of ASC 605-28-50. We believe that this summary of milestone information would provide the most useful presentation for investors given the uncertainty around each individual milestone event and the size and nature of each individual milestone in the context of our operations. We also believe that this level of aggregation reflects the fact that we are typically involved in some manner with respect to development and regulatory activities, but not with respect to commercialization and sales activities, and the fact that pre-sales activities are a clear demarkation from sales activities. Development and regulatory milestones often also overlap temporally before product approval, while commercialization milestones are post-product approval. This presentation would be consistent with how we have been disclosing our collaboration with Alpharma Ireland Limited, an affiliate of Alpharma Inc. with respect to ELADUR.

We believe that providing a detailed description of each and every milestone we may potentially earn under existing agreements would not provide our investors meaningful or material information, and could be confusing and potentially misleading to investors. As the Supreme Court noted in its TSC v. Northway decision establishing the standard for materiality in securities disclosures, a standard that requires too much disclosure would cause a company “simply to bury the shareholders in an avalanche of trivial information—a result that is hardly conducive to informed decision making.” 426 U.S. at 448-49 (1976). Our milestones are highly speculative and contingent. A long list of such milestones, including those that may never be achieved, risks creating “information overload.” Doing so without a discussion of the related risk factors associated with each of them individually may be misleading to investors, leading them to mistakenly place an unrealistic value on the revenue stream from future milestone payments, as the likelihood of achieving each milestone may vary greatly. Adding a discussion of all relevant factors that may affect our receipt of the contingent consideration would generate more “information overload” and could expose confidential information to our competitors, which would not be in the interest of our shareholders. Furthermore, many of our agreements have specific definitions for various milestones that are both detailed and may be descriptive of alternative development strategies or subterritories. The additional detail necessary to explain the milestones would likely add to the “information overload.”

In our upcoming Form 10-Q for the three months ended September 30, 2011 and subsequent Form 10-K and Form 10-Q filings, we will use the following example financial statement footnote disclosure as it applies to milestones for the Zogenix agreement and each of our other significant collaborations:

“Of these potential milestones, $xx million are development-based milestones (of which $yy million has been achieved as of September 30, 2011), and $aa million are sales-based milestones (of which $bb million has been achieved as of September 30, 2011).”

Given their confidential nature, we are sending the Staff, under separate cover, a confidential hard copy of a listing by contract of each of our discrete milestones showing, for each milestone, the amount and event that triggers its receipt.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

November 2, 2011

2.	Regarding your proposed disclosure related to your Zogenix agreement, your basis for determining the milestones to be substantive is not consistent with the three criteria under ASC 605-28-25-2. Please revise your proposed disclosure accordingly or tell us where your existing disclosures of “at risk” milestones discuss the three substantive milestone criteria. In addition, please provide us proposed revised disclosure for your other collaboration agreements.

Response:

Under Footnote 1 – Summary of Significant Accounting Policies and under Critical Accounting Policies and Estimates, we will provide the following disclosure:

Milestone payments under collaborative arrangements are triggered either by the results of the Company’s research and development efforts or by specified sales results by a third-party collaborator. Milestones related to the Company’s development-based activities may include initiation of various phases of clinical trials, successful completion of a phase of development or results from a clinical trial, acceptance of a New Drug Application by the FDA or an equivalent filing with an equivalent regulatory agency in another territory, or regulatory approval by the FDA or by an equivalent regulatory agency in another territory. Due to the uncertainty involved in meeting these development-based milestones, the development-based milestones are considered to be substantial (i.e. not just achieved through passage of time) at the inception of the collaboration agreement. In addition, the amounts of the payments assigned thereto are considered to be commensurate with the enhancement of the value of the delivered intellectual property as a result of our performance. The Company’s involvement is necessary to the achievement of development-based milestones. The Company would account for development-based milestones as revenue upon achievement of the substantive milestone events. Milestones related to sales-based activities may be triggered upon events such as the first commercial sale of a product or when sales first achieve a defined level. Under the Company’s collaborative agreements, the Company’s third-party collaborators will take the lead in commercialization activities and the Company is typically not involved in the achievement of sales-based milestones. These sales-based milestones would be achieved after the completion of the Company’s development activities. The Company would account for the sales-based milestones in the same manner as royalties, with revenue recognized upon achievement of the milestone. In addition, upon the achievement of either development-based or sales-based milestone events, the Company has no future performance obligations related to any milestone payments.

The following is the proposed disclosure we intend to make in our upcoming Form 10-Q for the three months ended September 30, 2011for the Zogenix collaboration, with new disclosure underlined. We will make comparable disclosures with respect to milestones for our other collaborations as well.

Agreement with Zogenix, Inc.

On July 11, 2011, the Company and Zogenix, Inc., (Zogenix), entered into a Development and License Agreement (the License Agreement). The Company and Zogenix had previously been working together under a feasibility agreement pursuant to which our research and development costs were reimbursed by Zogenix. Under the License Agreement, Zogenix will be responsible for the clinical development and commercialization of a proprietary, long-acting injectable formulation of risperidone

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

November 2, 2011

using the Company’s SABER controlled-release formulation technology in combination with Zogenix’s DosePro® needle-free, subcutaneous drug delivery system. DURECT will be responsible for non-clinical, formulation and CMC development activities. The Company will be reimbursed by Zogenix for its research and development efforts on the product.

Zogenix paid a non-refundable upfront fee to the Company of $2.25 million in July 2011. Our research and development services are considered integral to utilizing the licensed intellectual property and, accordingly, the deliverables are accounted for as a single unit of accounting. The $2.25 million upfront fee will be recognized as collaborative research and development revenue ratably over the term of the Company’s continuing research and development involvement with Zogenix with respect to this product candidate. Zogenix is obligated to pay the Company up to $103 million in total future milestone payments with respect to the product subject to and upon the achievement of various development, regulatory and sales milestones. Of these potential milestones, $28 million are development-based milestones (none of which has been achieved as of September 30, 2011), and $75 million are sales-based milestones (none of which has been achieved as of September 30, 2011). Zogenix is also required to pay a mid single-digit to low double-digit percentage patent royalty on annual net sales of the product determined on a jurisdiction-by-jurisdiction basis. The patent royalty term is equal to the later of the expiration of all DURECT technology patents or joint patent rights in a particular jurisdiction, the expiration of marketing exclusivity rights in such jurisdiction, or 15 years from first commercial sale in such jurisdiction. After the patent royalty term, Zogenix will continue to pay royalties on annual net sales of the product at a reduced rate for so long as Zogenix continues to sell the product in the jurisdiction. Zogenix is also required to pay to the Company a tiered percentage of fees received in connection with any sublicense of the licensed rights.

The Company granted to Zogenix an exclusive worldwide license, with sub-license rights, to the Company intellectual property rights related to the Company’s proprietary polymeric and non-polymeric controlled-release formulation technology to make and have made, use, offer for sale, sell and import risperidone products, where risperidone is the sole active agent, for administration by injection in the treatment of schizophrenia, bipolar disorder or other psychiatric related disorders in humans. The Company retains the right to supply Zogenix’s Phase 3 clinical trial and commercial product requirements on the terms set forth in the License Agreement.

The Company retains the right to terminate the License Agreement with respect to specific countries if Zogenix fails to advance the development of the product in such country, either directly or through a sublicensee. In addition, either party may terminate the License Agreement upon insolvency or bankruptcy of the other party, upon written notice of a material uncured breach or if the other party takes any act impairing such other party’s relevant intellectual property rights. Zogenix may terminate the License Agreement upon written notice if during the development or commercialization of the product, the product becomes subject to one or more serious adverse drug experiences or if either party receives notice from a regulatory authority, independent review committee, data safety monitory board or other similar body alleging significant concern regarding a patient safety issue. Zogenix may also terminate the License Agreement with or without cause, at any time upon prior written notice.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

November 2, 2011

3.	We acknowledge your response to our comment two. Please provide us proposed disclosure to be included in future periodic reports of your revenue recognition policy related to milestones.

Response:

Please refer to our proposed revised disclosure of our revenue recognition policy related to milestones in response 2 above.

4.	In your response to our comment three you indicate that your sales-based milestones are accounted for in the same manner as royalties. It appears that you do not treat sales-based milestones as substantive based on the guidance in ASC 605-28-25-2 which requires substantive milestones, in part, to be based upon vendor performance. Please confirm our understanding, and, if true, please revise your revenue recognition policy disclosure to differentiate between those milestones you treat as substantive under the milestone method and those that are accounted for separately (e.g., your sales-based milestones). Please clearly disclose how you recognize revenue for each type of milestone.

Response:

Under the guidance in Accounting Standards Update (ASU) No. 2010-17, Revenue Recognition—Milestone Method, a milestone does not include events for which the occurrence is the result of a counterparty’s performance. Our collaborative partners will lead the commercialization and sale of the products subject to our collaborations. The milestone payments we may receive as a result of our collaborative partners achieving certain sales thresholds (sales-based milestones) are not considered to be “milestones” under the definition created in ASU 2010-17, as these sales-based milestones would be achieved as a result of our collaborative partners’ performance. However, these milestones would be achieved after the completion of our development activities under our collaboration agreements. Therefore, we would have no continuing obligations for deliverables under the collaboration and we would have no future performance obligations related to sales-based milestone payments. We would account for the sales-based milestone in the same manner as royalties, with revenue recognized upon achievement of the milestone.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

November 2, 2011

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (408) 777-4936, if you have any questions regarding this response to the Staff comment letter.

Sincerely, /s/ Matthew J. Hogan
Matthew J. Hogan Chief Financial Officer (Principal Accounting Officer)

cc:	Daniel Coleman, Ernst & Young LLP
Stephen B. Thau, Morrison & Foerster LLP